Exhibit 99.1

GBC REPORTS STRONG 2nd QUARTER 2005 RESULTS
Significantly Improved Operating Income on Broad-Based Sales Increases

Northbrook, IL, July 27, 2005 -- General Binding Corporation (Nasdaq: GBND) today announced results for the second quarter of 2005. Company sales totaled $186.9 million, up 7.2% from the same period last year. Segment Operating Income increased 12.1% to $13.1 million. After $1.8 million of pre-tax restructuring and other charges primarily related to the Company's pending merger with ACCO World Corporation, a subsidiary of Fortune Brands, Inc., the Company reported net income of $1.6 million, or $0.09 per diluted share.

"We had a strong quarter across the board," said Mr. Dennis Martin, the Company's Chairman, President and CEO. "Sales momentum continued, and I am particularly pleased that all three of our segments reported sales increases over last year's comparable quarter. Just as importantly, we had a double-digit increase in operating income as a result of the strong sales and our continuing emphasis on expense management."

"Because of the pending merger, it is likely that this was GBC's last full quarter as an independent company," Mr. Martin concluded. "I am thrilled to transition to the next chapter of the Company's history on such a strong note."

2nd Quarter 2005 Results

Financial results for the quarter include the following highlights:

    Sales totaled $186.9 million, up $12.5 million, or 7.2% from the second quarter of 2004. Sales in the Commercial and Consumer Group ("CCG") increased 7.9% for the quarter with improvements in nearly every country, with particularly notable growth in its Japan operations. The Industrial and Print Finishing Group ("IPFG") enjoyed its seventh consecutive year-over-year quarterly sales increase, this time driven mainly by its Commercial Films business. The Europe Group also enjoyed moderate growth for the quarter, even after adjusting for fluctuating foreign exchange rates. Roughly a quarter of the total Company increase was due to changes in foreign exchange rates.
    The Company's gross profit margin was 38.3%, 0.5 percentage points lower than the second quarter of the prior year. Modest margin declines in CCG and IPFG were partially offset by a margin improvement in the Europe Group.
    Selling, service and administrative expenses were up $2.7 million due to higher variable selling expenses in CCG and the Europe Group associated with higher sales volumes, and to a lesser extent, the adverse effect of exchange rate movements on international expenses. IPFG improved operating efficiency, holding selling, service and administrative expenses essentially flat even with its increased sales levels. For the Company as a whole, operating expenses as a percentage of net sales dropped to 31.4% from 32.1% last year.
    Total segment operating income was $13.1 million, up $1.4 million, or 12.1% from the same period in 2004. All business units showed improvement, highlighted by a 45.4% increase in the Europe Group primarily due to its increased gross margin, and a 12.5% increase in IPFG, due to a combination of its increased sales and reduced operating expenses.
    Net current-quarter restructuring and other charges of $1.8 million consisted of $1.6 million of fees incurred in connection with the pending merger and $0.2 million of restructuring charges related to a manufacturing facility in Portugal. The Company had recorded no restructuring and other charges in the second quarter of 2004.
    Interest expense increased $0.3 million over the same period of 2004, mainly due to higher floating interest rates.
    The Company recorded income tax expense of $2.8 million on pre-tax income of $4.3 million. The high effective tax rate was due to the treatment of certain expenses related to the pending merger.
    For the quarter, the Company reported net income of $1.6 million, or $0.09 per diluted share, compared to net income of $0.15 per share in 2004.
    Total net debt at the end of the quarter, adjusted for cash and equivalents, was $282.4 million, down slightly from the amount outstanding at year-end and down $2.1 million from the end of the first quarter.

Six-Month Results

For the first half of 2005, total company sales were $367.1 million, up 6.3% from prior year, and segment operating income increased 2.4% to $21.2 million. For the same time period, pretax income and net income for the six-month period were down $4.5 million and $4.9 million, respectively. The 2005 results include approximately $5.3 million of pre-tax expenses related to the pending merger with ACCO.

* * *

GBC is a world leader in products that bind, laminate, and display information enabling people to accomplish more at work, school and home. GBC's products are marketed in over 100 countries under the GBC, Quartet, and Ibico brands. These products are designed to help people enhance printed materials and organize and communicate ideas.

This press release contains statements relating to future results, which are forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. These forward-looking statements, which are based on certain assumptions and describe future plans, strategies and expectations of Fortune Brands, ACCO World and GBC, are generally identifiable by use of the words "believe," "expect," "intend," "anticipate," "estimate," "forecast," "project," "plan," or similar expressions. Fortune Brands', ACCO's and GBC's ability to predict results or the actual effect of future plans or strategies is inherently uncertain and actual results may differ from those predicted. Fortune Brands, ACCO and GBC undertake no obligation to update these forward-looking statements in the future. Among the factors that could cause plans, actions and results to differ materially from current expectations are: competition within the office products, document finishing and film lamination industries; the effects of economic and political conditions; the ability of distributors to successfully market and sell our products; the availability and price of raw materials; dependence on certain suppliers of manufactured products; the effect of consolidation in the office products industry; the ability to obtain governmental approvals of the transaction on the proposed terms and schedule; the failure of GBC stockholders to approve the merger; the risk that the businesses will not be integrated successfully; the risk that the cost savings and any synergies from the transaction may not be fully realized or may take longer to realize than expected; disruption from the transaction making it more difficult to maintain relationships with customers, employees or suppliers; as well as other risks and uncertainties detailed from time to time in Fortune Brands', ACCO's and GBC's respective Securities and Exchange Commission filings.

ACCO World Corporation has filed a Registration Statement on Form S-4 with the Securities and Exchange Commission (Registration No. 333-124946) containing the definitive proxy statement/prospectus-information statement regarding the proposed transaction. Investors are urged to read the definitive proxy statement/prospectus-information statement which contains important information, including detailed risk factors. The definitive proxy statement/prospectus-information statement and other documents which will be filed by Fortune Brands, ACCO and GBC with the Securities and Exchange Commission are available free of charge at the SEC's website, www.sec.gov, or by directing a request to ACCO World Corporation, 300 Tower Parkway, Lincolnshire, IL, 60069, Attention: Investor Relations; or by directing a request to General Binding Corporation, One GBC Plaza, Northbrook, IL, 60062, Attention: Investor Relations.

GBC, its directors, and certain of its executive officers may be considered participants in the solicitation of proxies in connection with the proposed transaction. Information about the participants in the solicitation is set forth in the definitive proxy statement/prospectus-information statement.

# # #

Contact: Tony Giuliano, Treasurer and Director, Investor Relations
(847) 291-5451
inv-rel@gbc.com (E-mail)
www.gbc.com (GBC's website)

			Exhibit A to
		2005 Q2 Earnings Release

GENERAL BINDING CORPORATION
THREE AND SIX MONTHS ENDED JUNE 30,2005
(Amounts in Thousands except Per Share Amounts)

	Three Months Ended		Six Months Ended
	June 30,		June 30,
CONSOLIDATED SUMMARY OF INCOME	2005	2004	2005	2004
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)

Net sales	$ 186,900	$ 174,375	$ 367,052	$345,306
Cost of sales:
Product cost of sales, including development
and engineering	115,390	106,787	227,478	212,393
Selling, service and administrative	58,776	56,052	119,388	112,606
Equity in (earnings) of joint ventures	(408)	(189)	(967)	(356)
Restructuring and other:
Restructuring	191	-	1,294	823
Other	1,645	-	4,152	-
Interest expense	6,912	6,599	13,606	13,391
Other expense, net	66	583	1,057	928
Income before taxes	4,328	4,543	1,044	5,521
Income tax expense	2,754	1,957	2,905	2,485
Net income (loss)	$ 1,574 ======	$ 2,586 =====	$ (1,861) ======	$ 3,036 =======
Earnings (loss) per share:
Basic	$ 0.10 =====	$ 0.16 ====	$ (0.11) =====	$ 0.19 =====
Diluted	$ 0.09 =====	$ 0.15 ====	$ (0.11) =====	$ 0.18 =====

Avg. common shares outstanding (basic)	16,551	16,180	16,429	16,143
Avg. common shares outstanding (diluted)	17,432	16,837	16,429	16,887

				Exhibit B to
			2005 Q2 Earnings Release

GENERAL BINDING CORPORATION
SEGMENT INFORMATION
(Amounts in Thousands)
		Net Sales		Net Sales
		Three Months Ended		Six Months Ended
		June 30,		June 30,
		2005	2004	2005	2004
		(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)

	Commercial and Consumer Group	$ 117,511	$ 108,897	$ 225,787	$ 214,325
	Industrial and Print Finishing Group	42,067	39,107	84,065	76,910
	Europe	27,322	26,371	57,200	54,071
	Total	$ 186,900 =======	$ 174,375 =======	$ 367,052 =======	$ 345,306 =======

		Segment		Segment
		Operating Income (1)		Operating Income (1)
		Three Months Ended		Six Months Ended
		June 30,		June 30,
		2005	2004	2005	2004
		(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)

	Commercial and Consumer Group	$ 11,647	$ 11,267	$ 20,487	$ 19,919
	Industrial and Print Finishing Group	5,699	5,067	11,455	9,925
	Europe	2,099	1,444	3,904	3,594
	Unallocated corporate items	(6,303)	(6,053)	(14,693)	(12,775)
	Total	$ 13,142 ======	$ 11,725 ======	$ 21,153 ======	$ 20,663 ======

		Reconciliation of Segment Operating Income
		Three Months Ended		Six Months Ended
		June 30,		June 30,
		2005	2004	2005	2004
		(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
	Total segment operating income	$ 13,142	$ 11,725	$ 21,153	$ 20,663
	Interest expense	6,912	6,599	13,606	13,391
	Restructuring and other expenses	1,836	-	5,446	823
	Other expense	66	583	1,057	928
	Income before taxes	$ 4,328 =====	$ 4,543 =====	$ 1,044 =====	$ 5,521 =====
Notes:
(1)

Segment operating income is defined as net sales less product cost of sales, selling, service and administrative expenses and equity in earnings of joint ventures.  Restructuring and other expenses are not included in segment results.  Additionally, certain expenses of a corporate nature and certain shared expenses are not allocated to the business groups.

Exhibit C to
2005 Q2 Earnings Release

GENERAL BINDING CORPORATION
BALANCE SHEET
(Amounts in Thousands)
		June 30,	December 31,
CONDENSED BALANCE SHEET		2005	2004
Assets		(Unaudited)
Current assets:
Cash and equivalents		$ 11,951	$ 6,259
Receivables, net		140,276	141,445
Inventories, net		100,294	97,996
Other		26,582	26,480
Total current assets		279,103	272,180
Capital assets, net		74,965	84,693
Other assets		190,026	183,541
Total Assets		$ 544,094 =======	$ 540,414 =======

Liabilities and Stockholders' Equity
Current liabilities:
Accounts payable		$ 50,008	$ 49,758
Accrued liabilities		86,951	90,205
Notes payable and current maturities		29,315	33,713
Total current liabilities		166,274	173,676
Long-term debt less current maturities		265,029	255,165
Other long-term liabilities		32,432	33,727
Total stockholders' equity		80,359	77,846
	Total Liabilities and Stockholders' Equity	$ 544,094 =======	$ 540,414 =======

SELECTED FINANCIAL INFORMATION
(Amounts in Thousands)
	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2005	2004	2005	2004
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Depreciation and amortization expense	$ 5,336 =====	$ 5,886 =====	$ 11,268 ======	$ 12,111 ======
Capital expenditures	$ 2,305 =====	$ 2,018 =====	$ 3,755 ======	$ 3,594 ======